02037169

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________________ to ______________________

Commission File No. 000-22012

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Grow Biz International, Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Winmark Corporation
4200 Dahlberg Drive
Minneapolis, Minnesota 55422-4837

ANDERSEN

Grow Biz International, Inc.
401(k) Savings Plan

Financial statements as of
December 31, 2001 and 2000
together with report of
independent public accountants

Index to financial statements and schedule **Page**

ANDERSEN

Report of independent public accountants

To the Plan Administrator of
Grow Biz International, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Grow Biz International, Inc. 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Grow Biz International, Inc. 401(k) Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held At End of Year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Minneapolis, Minnesota,
April 12, 2002

GROW BIZ INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Statements of net assets available for benefits

As of December 31

	2001	2000
CASH	$ 53,085	$ 18,873
INVESTMENTS, at fair value	3,027,754	3,440,106
Total cash and investments	3,080,839	3,458,979
CONTRIBUTIONS RECEIVABLE:		
Employer	128,624	17,862
Employee	25,341	47,460
Total contributions receivable	153,965	65,322
INVESTMENT SETTLEMENT PAYABLE	(25,798)	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 3,209,006	$ 3,524,301

The accompanying notes are an integral part of these financial statements.

GROW BIZ INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Statements of changes in net assets available for benefits

For the years ended December 31

	2001	2000
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$ 3,524,301	$ 4,129,992
INCREASES (DECREASES) DURING THE YEAR:		
Contributions-		
Employer:		
401(k) match	115,120	128,085
Discretionary	119,000	-
Employee:		
401(k) deferral	363,300	453,357
Rollover	92,967	5,983
Total contributions	690,387	587,425
Investment income-		
Interest and dividend income	25,513	386,667
Net realized and unrealized losses on investments	(223,053)	(367,978)
Total investment gain (loss)	(197,540)	18,689
Benefit payments	(793,559)	(1,192,593)
Fees and commissions	(14,583)	(19,212)
Net decrease during the year	(315,295)	(605,691)
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$ 3,209,006	$ 3,524,301

The accompanying notes are an integral part of these financial statements.

GROW BIZ INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Notes to financial statements

December 31, 2001 and 2000

1 Description of the Plan

General

Grow Biz International, Inc. 401(k) Savings Plan, (the Plan) is a defined contribution plan established by Winmark Corporation (the Company) to provide retirement benefits to substantially all employees. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan agreement for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan operations

Certain administrative costs totaling $12,900 and $10,260 for the plan year ended December 31, 2001 and 2000, respectively, were paid by the Company. All other costs were paid by the Plan.

Plan administration

The Stanton Group, formerly DCA, Inc., is the administrator of the Plan. The Company retains Stanton Trust Company, N.A., formerly Marquette Trust Company, N.A. (Stanton), as trustee. Stanton holds, manages, invests and distributes all assets of the Plan.

Eligibility

Employees of the Company who have attained the age of 21 and have completed six months of service, as defined in the plan agreement, are eligible to participate in the Plan.

Contributions

Participants may direct the Company to make pretax contributions to the Plan on their behalf through payroll deductions of up to 15 percent of their pretax compensation, as defined in the Plan, up to the maximum amount allowed by the Internal Revenue Code (the IRC).

The Company matches 50 percent of participant contributions up to 6 percent of participants' pretax compensation. A discretionary contribution may also be contributed by the Company, subject to certain limitations. In 2001, a discretionary contribution of $119,000 was made to the Plan.

Participant accounts

Participants' accounts are credited with their pretax contributions, Company 401(k) matching contributions and an allocated share of the Company's discretionary contribution, plan earnings and forfeitures of terminated participants' nonvested accounts. Discretionary contributions are a set amount per eligible participant and forfeiture allocations are based on participant compensation, as defined. The Company's 401(k) matching contributions are allocated to each participant's account based on pretax contributions. Plan earnings are allocated based on participant account balances, as defined.

Vesting

Participants are fully vested in their pretax contributions, earnings thereon and their rollovers. Each participant becomes vested in the Company's contributions according to the following vesting schedule. Additionally, employee account balances become fully vested and nonforfeitable upon attainment of age 65, total disability or death during the term of employment, or upon termination of the Plan.

	Vesting percentage
Years credited for vesting purposes under the Plan:	
Less than one	-%
One	20
Two	40
Three	60
Four	80
Five or more	100

Forfeitures

Forfeitures of terminated participants' nonvested accounts related to employer matching contributions are used to reduce employer contributions. The total amount of forfeitures utilized in 2001 was $8,200. Forfeitures relating to discretionary contributions are allocated among the remaining participants, as defined in the plan agreement. The amount of forfeitures reallocated to participant accounts in 2001 was $28,575.

Loans to participants

A participant may obtain a loan for up to the lesser of one-half of the participant's vested account balance or $50,000. The loan must be repaid with interest at prime plus 2 percent over a maximum of five years. Interest rates ranged from 7.0 percent to 11.5 percent during the year ended December 31, 2001 and 9.25 percent to 11.50 percent during the year ended December 31, 2000.

Rollover contributions

The provisions of the Plan allow participants who receive qualifying rollover distributions from benefit trusts of other employers to transfer such amounts to the Plan.

Distribution of benefits

Upon termination of service, a participant (or the participant's beneficiary in the case of death) will receive the vested portion of his or her account as a lump-sum payment, a rollover or in installments.

Plan amendment and termination

The Plan was amended effective June 1, 2001 to allow employees to participate in the plan and receive discretionary contributions after six months of service as opposed to after one year. Employees are still required to complete one year and 1,000 hours of service prior to receiving matching contributions from the Company.

Although it has not expressed any intention to do so, the Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan's termination, participants would become 100 percent vested and all assets of the Plan would be distributed to participants in accordance with the Plan.

2 Significant accounting policies and procedures

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment valuation and income recognition

Investments of the Plan are stated at fair value. Shares of registered investment companies are measured at quoted market prices in an active market, which represent the net asset value of shares held by the Plan at year-end. Realized gains and losses on sales of investments represent the difference between the net proceeds from the sale of investments and their historical cost. Unrealized appreciation or depreciation of investments represents changes in the fair value of investments from the historical cost.

Purchases and sales of securities are reflected on a settlement-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the year. Actual results could differ from those estimates.

3 Investments

The Plan provides for investments in various investment funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that changes could materially affect the amount of participant accounts and amount reported in the statements of net assets available for benefits.

Participants direct the Plan to invest their account balances in any one, or a combination of, the following nine funds managed by the trustee, or in common stock of the Company:

Vanguard S&P 500 Index Fund

Stocks of large U.S. companies which make up the Standard & Poor's 500 Index. These stocks generally pay dividends and are best suited for investors seeking long-term growth and desiring to match the returns of the broad stock market.

Galliard Stable Return Fund

Interest-bearing account with a guarantee of principal by the issuing company. These accounts are usually issued by large insurance companies and are referred to as guaranteed insurance contracts. The fund is valued at contract value which approximates market value. The contracts held are fully benefit responsive.

Baron Asset Fund

Stocks of small or medium-sized companies which are growing faster than most other companies of similar size. These stocks generally do not pay dividends and are best suited for investors seeking long-term capital appreciation.

Davis New York Venture Fund

Primarily equity securities of companies with market capitalizations of at least $250 million, although it may invest in securities of smaller companies and foreign issuers. Seeks growth of capital.

Evergreen Foundation Fund

Stocks and bonds of U.S. corporations combined in one account to provide investors with a balance between the two primary investment choices. Generally, balance accounts will experience less volatility than pure stock accounts due to the bond interest income which is received on a portion of the portfolio.

Strong Government Securities Fund

U.S. government and corporate bonds/notes with maturities of 5 to 15 years. The price of these investments will fluctuate with changes in interest rates (i.e., prices will rise when rates fall; prices will fall when rates rise).

Ivy International Fund

Stocks of companies located in developed countries of Western Europe, Canada, Australia, New Zealand and Asia, with market capitalization of $1.5 billion or greater.

Winmark Corporation common stock

Invests in Winmark Corporation common stock.

Harbor Capital Appreciation Fund

Primarily invests in equity securities of companies who have a market capitalization of $1 billion or more. The fund may also invest in short-term obligations and foreign securities. Seeks long-term growth of capital.

Phoenix-Engemann Small and MidCap Growth Fund

Invests mainly in equity securities of companies who have a market capitalization below $1.5 billion and foreign securities. Seeks long-term growth of capital.

The following investments represent 5 percent or more of the Plan's net assets as of December 31:

	2001	2000
Davis New York Venture Fund, 33,010 and 36,943 shares, respectively	$ 839,453	$ 1,061,740
Baron Asset Fund, 11,680 and 14,780 shares, respectively	519,304	803,866
Galliard Stable Return Fund, 9,744 shares	308,086	*
Evergreen Foundation Fund, 17,444 and 26,195 shares, respectively	285,039	482,507
Vanguard S&P 500 Index Fund, 2,582 and 2,195 shares, respectively	281,859	267,440
Strong Government Securities Fund, 24,576 and 27,741 shares, respectively	281,499	230,242
Ivy International Fund, 9,825 and 10,660 shares, respectively	203,279	279,285
Winmark Corporation common stock, 17,685 shares	193,651	*

* Less than 5 percent

4 Income tax status

The Internal Revenue Service has determined and informed the Company by a letter dated December 14, 1993 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5 Information certified by the trustee

Stanton has certified that the following information included in the accompanying financial statements and supplemental schedule is complete and accurate:

a. Net assets available for benefits as of December 31, 2001 and 2000, as they relate to investments held by the trustee.

b. Changes in net assets available for benefits for the years ended December 31, 2001 and 2000, as they relate to investments held by the trustee.

c. Assets held for investment purposes as of December 31, 2001.

6 Reconciliation of the audited financial statements to the Form 5500

As of December 31, 2001 and 2000, the Plan had approximately $27,287 and $6,392, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2001	2000
Net assets available for benefits per the financial statements	$ 3,209,006	$ 3,524,301
Amounts currently payable	(27,287)	(6,392)
Net assets available for benefits per the Form 5500	$ 3,181,719	$ 3,517,909

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 as of December 31:

	2001	2000
Benefits paid to participants per the financial statements	$ 793,559	$ 1,192,593
Add- Current year amount payable at year-end	27,287	6,392
Less- Prior year amount payable at year-end	(6,392)	(10,602)
Net assets available for benefits per the Form 5500	$ 814,454	$ 1,188,383

Amounts currently payable to or for participants, dependents and beneficiaries are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

7 Party-in-interest transactions

The Plan invests in shares of the Company's common stock. Transactions related to the Company's common stock qualify as exempt party-in-interest transactions.

GROW BIZ INTERNATIONAL, INC. 401(k) SAVINGS PLAN

(Employer identification number: 41-1622691) (Plan number: 001)

Schedule H, line 4i—Schedule of Assets (Held At End of Year)

As of December 31, 2001

Units	Investment description	Cost	Current value
33,010	Davis New York Venture Fund	**	$ 839,453
11,680	Baron Asset Fund	**	519,304
9,744	Galliard Stable Return Fund	**	308,086
17,444	Evergreen Foundation Fund	**	285,039
2,582	Vanguard S&P 500 Index Fund	**	281,859
24,576	Strong Government Securities Fund	**	281,499
9,825	Ivy International Fund	**	203,279
17,685	Winmark Corporation common stock*	**	193,651
71,563	Participant loans (interest rates ranging from 7.0 percent to 11.5 percent)*	**	71,563
893	Harbor Capital Appreciation Fund	**	26,458
634	Phoenix-Engemann Small and MidCap Growth Fund	**	17,563
			$ 3,027,754

*Denotes party-in-interest.
**Historical cost is omitted for participant-directed investments.

Exhibits:

99.1. Company's letter to the Securities and Exchange Commission regarding its Independent Public Accountants.

99.2 Consent of Arthur Andersen LLP to the incorporation by reference of the plan's financial statements into Registration Statement No. 333-3236 on Form S-8.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Grow Biz International
401(K) SAVINGS PLAN

By: Stanton Trust Company, N.A., Trustee

By: [signature]

Title: President

WINMARK

C O R P O R A T I O N

EXHIBIT 99.1

May 13, 2002

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Letter to Commission Pursuant to Temporary Note 3T

Ladies and Gentlemen:

Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, Arthur Andersen LLP ("Andersen") has represented to us, by letter dated April 12, 2002, that its audit of the financial statements of Grow Biz International, Inc. 401(k) Savings Plan, for the period ended December 31, 2001, was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

Best Regards,

WINMARK CORPORATION

By [signature]
Paul F. Kelly
Vice President of Financial Services

PK/ks

KS1947
Form 11-K

4200 Dahlberg Drive, Suite 100, Minneapolis, MN 55422-4837
Phone (763) 520-8500 Fax (763) 520-8410 www.winmarkcorporation.com

Consent of independent public accountants

As independent public accountants, we hereby consent to the incorporation of our report dated April 12, 2002 included in this Form 11-K into the Company's previously filed Registration Statement (Form S-8 No. 333-3236).

Arthur Andersen LLP

Minneapolis, Minnesota,
May 13, 2002